EXHIBIT 99.1

FirstService Reports Third Quarter Results

Colliers International Posts 17% Revenue Growth Overall; 24% in the US

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2012	2011	2012	2011

Revenues (millions)	$589.8	$585.4	$1,673.0	$1,629.3
Adjusted EBITDA (millions) (note 1)	48.8	47.6	100.8	117.1
Adjusted EPS (note 2)	0.60	0.61	0.94	1.29

TORONTO, Oct. 24, 2012 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (TSX:FSV.PR.U) today reported results for its third quarter ended September 30, 2012. All amounts are in US dollars.

Revenues for the third quarter were $589.8 million, a 1% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $48.8 million, compared to $47.6 million and Adjusted EPS (note 2) was $0.60, versus $0.61 reported in the prior year quarter. GAAP EPS was $0.00 per share in the quarter, versus $0.17 for the same quarter a year ago.

For the nine months ended September 30, 2012, revenues were $1.7 billion, a 3% increase relative to the comparable prior year period, Adjusted EBITDA was $100.8 million relative to $117.1 million and Adjusted EPS was $0.94, versus $1.29 reported in the prior year period. GAAP EPS for the nine month period was a loss of $0.27, compared to a loss of $0.05 in the prior year period.

"Third quarter results reflect another quarter of strong year over year gains in revenues and EBITDA at Colliers International while FirstService Residential posted another quarter of solid growth. As expected, continued weakness in foreclosure services negatively impacted results in Property Services," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "As long as market conditions remain stable, we expect to finish the year with overall results comparable to last year," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate; FirstService Residential Management, the largest manager of residential communities in North America; and Property Services, one of North America's largest providers of property-related services delivered through franchise and contractor networks.

FirstService generates over $2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $295.6 million for the third quarter, up 17% relative to the prior year quarter. Revenue growth was comprised of 9% internal growth measured in local currencies, a 2% unfavourable impact from foreign currency translation and 10% growth from the recent Colliers UK acquisition. Internal growth was driven by year over year increases in lease brokerage and appraisal, particularly in the Americas region. Adjusted EBITDA was $20.3 million, up from $9.0 million reported in the prior year quarter.

Residential Property Management revenues were $226.6 million for the third quarter, up 9% relative to the prior year quarter. Revenue growth was comprised of 6% internal growth and 3% from recent acquisitions. Adjusted EBITDA for the quarter was $21.5 million compared to $20.9 million in the prior year period.

Property Services revenues totalled $67.4 million, down 46% from $123.8 million in the prior year period, with a 63% reduction in revenues in the property preservation and distressed asset management operations. Revenues declined slightly at the Company's property services franchise brands. Adjusted EBITDA for the third quarter was $9.4 million versus $19.6 million in the prior year quarter. Included in expenses for the current quarter were $2.0 million of costs associated with transitioning out a large distressed asset management contract in August 2012.

Corporate costs were $3.2 million in the third quarter, relative to $2.3 million in the prior year period, with the increase primarily attributable to a non-cash balance sheet foreign currency translation loss.

Stock Repurchases

During the month of September 2012, the Company purchased 246,000 Preferred Shares on the open market under its Normal Course Issuer Bid ("NCIB") at an average price of $25.25 per share. All shares purchased under the NCIB were cancelled. The Company is authorized to repurchase up to an additional 2,550,000 Subordinate Voting Shares and 146,500 Preferred Shares under its NCIB, which expires on June 6, 2013.

Conference Call

FirstService will be holding a conference call on Wednesday, October 24, 2012 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) reorganization charges. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2012	2011	2012	2011

Net earnings	$19,573	$13,774	$23,385	$23,416
Income tax	7,409	13,026	11,270	29,522
Other expense (income)	(1,463)	1,600	(1,751)	3,539
Interest expense, net	5,749	4,066	14,522	12,752
Operating earnings	31,268	32,466	47,426	69,229
Depreciation and amortization	12,714	12,782	37,436	38,208
Acquisition-related items	4,043	1,574	13,470	2,948
Stock-based compensation expense	734	444	2,449	1,986
Reorganization charge	--	367	--	4,705
Adjusted EBITDA	$48,759	$47,633	$100,781	$117,076

2. Reconciliation of net earnings (loss) attributable to common shareholders and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) reorganization charges and (vi) deferred income tax valuation allowances related to tax loss carry-forwards. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2012	2011	2012	2011

Net earnings (loss) attributable to common shareholders	$--	$5,061	$(8,047)	$(1,456)
Non-controlling interest redemption increment	10,745	4,140	13,841	11,695
Acquisition-related items	4,043	1,574	13,470	2,948
Amortization of intangible assets	4,744	4,961	14,032	15,668
Stock-based compensation expense	734	444	2,449	1,986
Reorganization charge	--	367	--	4,705
Income tax on adjustments	(1,972)	(1,995)	(5,923)	(7,675)
Deferred income tax valuation allowance	--	4,443	--	13,448
Non-controlling interest on adjustments	(221)	(503)	(1,085)	(1,780)
Adjusted net earnings	$18,073	$18,492	$28,737	$39,539

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2012	2011	2012	2011

Diluted net earnings (loss) per common share	$--	$0.17	$(0.27)	$(0.05)
Non-controlling interest redemption increment	0.35	0.14	0.45	0.38
Acquisition-related items	0.13	0.05	0.42	0.10
Amortization of intangible assets, net of tax	0.10	0.10	0.29	0.31
Stock-based compensation expense, net of tax	0.02	0.01	0.05	0.04
Reorganization charge	--	0.01	--	0.10
Deferred income tax valuation allowance	--	0.13	--	0.41
Adjusted earnings per common share	$0.60	$0.61	$0.94	$1.29

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2012	2011	2012	2011

Revenues	$589,754	$585,424	$1,673,003	$1,629,278

Cost of revenues	389,383	381,215	1,107,360	1,037,648
Selling, general and administrative expenses	152,347	157,387	467,312	481,245
Depreciation	7,969	7,821	23,403	22,540
Amortization of intangible assets	4,744	4,961	14,032	15,668
Acquisition-related items (1)	4,043	1,574	13,470	2,948
Operating earnings	31,268	32,466	47,426	69,229
Interest expense, net	5,749	4,066	14,522	12,752
Other expense (income)	(1,463)	1,600	(1,751)	3,539
Earnings before income tax	26,982	26,800	34,655	52,938
Income tax (2)	7,409	13,026	11,270	29,522
Net earnings	19,573	13,774	23,385	23,416
Non-controlling interest share of earnings	6,433	2,113	10,276	5,666
Non-controlling interest redemption increment	10,745	4,140	13,841	11,695
Net earnings (loss) attributable to Company	2,395	7,521	(732)	6,055
Preferred share dividends	2,395	2,460	7,315	7,511
Net earnings (loss) attributable to common shareholders	$--	$5,061	$(8,047)	$(1,456)

Net earnings (loss) per common share
Basic	$--	$0.17	$(0.27)	$(0.05)

Diluted	$--	$0.17	$(0.27)	$(0.05)

Adjusted earnings per common share (3)	$0.60	$0.61	$0.94	$1.29

Weighted average common shares (thousands)
Basic	30,030	30,069	30,120	30,145
Diluted	30,364	30,534	30,471	30,645

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, transaction costs related to the Colliers International UK acquisition and a reclassification of accumulated other comprehensive earnings related to Colliers International UK.
(2) Income tax expense for the three months ended September 30, 2011 includes a $4,443 valuation allowance related to deferred income tax assets; income tax expense for the nine months ended September 30, 2011 includes a $13,448 valuation allowance.
(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2012	December 31, 2011

Assets
Cash and cash equivalents	$84,321	$97,799
Restricted cash	4,119	4,493
Accounts receivable	321,642	286,019
Inventories	17,084	11,831
Prepaid expenses and other current assets	55,682	50,062
Current assets	482,848	450,204
Other non-current assets	20,631	17,028
Fixed assets	94,819	94,150
Deferred income tax	106,373	87,940
Goodwill and intangible assets	576,913	584,396
Total assets	$1,281,584	$1,233,718

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$349,023	$354,220
Other current liabilities	25,157	23,657
Long-term debt - current	37,632	216,373
Current liabilities	411,812	594,250
Long-term debt - non-current	319,019	100,042
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	45,954	39,243
Deferred income tax	40,883	38,160
Non-controlling interests	148,070	141,404
Shareholders' equity	238,845	243,619
Total liabilities and equity	$1,281,583	$1,233,718

Supplemental balance sheet information
Total debt	$433,651	$393,415
Total debt excluding convertible debentures	356,651	316,415
Total debt, net of cash	349,330	295,616
Total debt excluding convertible debentures, net of cash	272,330	218,616

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2012	2011	2012	2011

Cash provided by (used in)

Operating activities
Net earnings	$19,573	$13,774	$23,385	$23,416
Items not affecting cash:
Depreciation and amortization	12,713	12,782	37,435	38,208
Deferred income tax	(6,988)	1,163	(17,474)	(158)
Other	1,890	3,277	6,442	8,097
Net cash provided by operating activities before changes in working capital	27,188	30,996	49,788	69,563
Changes in working capital	28,050	16,683	(30,944)	(46,911)
Net cash provided by operating activities	55,238	47,679	18,844	22,652

Investing activities
Acquisition of businesses, net of cash acquired	(1,174)	(12,191)	(14,379)	(22,064)
Purchases of fixed assets	(8,322)	(10,868)	(22,621)	(24,040)
Other investing activities	123	(319)	574	(793)
Net cash used in investing activities	(9,373)	(23,378)	(36,426)	(46,897)

Financing activities
Increase (decrease) in long-term debt, net	(23,669)	19,494	38,682	70,437
Purchases of non-controlling interests	(2,536)	(33,949)	(4,167)	(35,446)
Dividends paid to preferred shareholders	(2,395)	(2,460)	(7,315)	(7,511)
Other financing activities	(10,944)	(9,242)	(24,486)	(25,754)
Net cash (used in) provided by financing activities	(39,544)	(26,157)	2,714	1,726

Effect of exchange rate changes on cash	963	(2,064)	1,390	(156)

Increase (decrease) in cash and cash equivalents	7,284	(3,920)	(13,478)	(22,675)

Cash and cash equivalents, beginning of period	77,037	81,604	97,799	100,359

Cash and cash equivalents, end of period	$84,321	$77,684	$84,321	$77,684

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Property	Property
(unaudited)	Services	Management	Services	Corporate	Consolidated

Three months ended September 30

2012
Revenues	$295,649	$226,596	$67,449	$60	$589,754
Adjusted EBITDA	20,284	21,541	9,414	(3,214)	48,025
Stock-based compensation					734
					48,759
Operating earnings	8,852	18,508	7,161	(3,253)	31,268

2011
Revenues	$252,882	$208,727	$123,775	$40	$585,424
Adjusted EBITDA	8,998	20,887	19,602	(2,298)	47,189
Stock-based compensation					444
					47,633
Operating earnings	1,294	16,988	16,590	(2,406)	32,466

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Nine months ended September 30

2012
Revenues	$800,554	$632,537	$239,750	$162	$1,673,003
Adjusted EBITDA	36,195	52,525	20,885	(11,273)	98,332
Stock-based compensation					2,449
					100,781
Operating earnings	5,208	39,344	14,364	(11,490)	47,426

2011
Revenues	$694,212	$572,618	$362,326	$122	$1,629,278
Adjusted EBITDA	22,657	50,270	51,999	(9,836)	115,090
Stock-based compensation					1,986
					117,076
Operating earnings	1,979	38,259	39,062	(10,071)	69,229
CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500